

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 10, 2011

Douglas Ostrich
Chief Financial Officer
CPM Holdings, Inc.
2975 Airline Circle
Waterloo, IA 50703

> **Re: CPM Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed April 26, 2011**
> **File No. 333-172207**

Dear Mr. Ostrich:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

The New Notes, page 7

1.   We note your response to prior comment 9. Regarding your intent to add a guarantor by post-effective amendment, please expand your analysis regarding compliance with section 5 of the Securities Act, in light of Example 2 of Appendix B in Release 33-7649.

Quantitative and Qualitative Disclosure about Market Risk, page 42

2.   We note your response to our prior comment number 33; however, whether or not you hedge the risk described, you are still required to provide quantitative disclosures about material market risk. Please revise or advise.

Executive Compensation, page 55

Cash Bonuses, page 56

3.   Regarding your response to prior comment 40, please disclose, and quantify if possible,
        the importance of the EBITDA target in relation the discretionary factors determined by
        the CEO for purposes of the cash bonus. In addition, disclose the discretionary factors
        that each named executive officer had to achieve and whether that goal was achieved.

Potential Payments Upon Termination…, page 59

4.   It is unclear, as you indicate in the footnotes to the tables in this section, why you cannot
        estimate the value of certain options upon termination. Please advise or revise in light of
        instruction 1 to Item 402(j) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the
        filing effective, it does not foreclose the Commission from taking any action with respect
        to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in
        declaring the filing effective, does not relieve the company from its full responsibility for
        the adequacy and accuracy of the disclosure in the filing; and

•   the company may not assert staff comments and the declaration of effectiveness as a
        defense in any proceeding initiated by the Commission or any person under the federal
        securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a
written request for acceleration of the effective date of the registration statement as confirmation
of the fact that those requesting acceleration are aware of their respective responsibilities under
the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed
public offering of the securities specified in the above registration statement. Please allow

adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristen Lochhead at (202) 551-3664 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions on the financial statements and related matters. Please contact Gabriel Eckstein at (202) 551-3286 or me at (202) 551-3528 with any other questions.

Sincerely,

Amanda Ravitz
Assistant Director

cc (via fax):   Todd Bowen, Esq.
                 Mayer Brown LLP